UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                     FORM 15

          CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
      SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF
       DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                       Commission File Number 33339884-01
                       __________________________________

                           Mpower Holding Corporation
                       __________________________________
             (Exact name of registrant as specified in its charter)

                                175 Sully's Trail
                               Pittsford, NY 14534
                                 (585) 218-6550
                       __________________________________
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                   Common Stock, par value $.001 per share (1)
                 7.25% Series D Convertible Preferred Stock (1)
                          13% Senior Notes due 2010 (1)
                       __________________________________

            (Title of each class of securities covered by this Form)


                   Common Stock, par value $.001 per share (2)
                       __________________________________

         (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

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

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:



       Rule 12g-4(a)(1)(i)   [X]         Rule 12h-3(b)(1)(i)    [X]
       Rule 12g-4(a)(1)(ii)  [ ]         Rule 12h-3(b)(1)(ii)   [ ]
       Rule 12g-4(a)(2)(i)   [ ]         Rule 12h-3(b)(2)(i)    [ ]
       Rule 12g-4(a)(2)(ii)  [ ]         Rule 12h-3(b)(2)(ii)   [ ]
       Rule 15d-6            [ ]


     Approximate number of holders of record as of the certification or notice date: Zero


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


     Pursuant to the requirements of the Securities Exchange Act of 1934, Mpower Holding Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date: August 1, 2002
                                     By:   /s/ RUSSELL I. ZUCKERMAN
                                           ____________________________
                                     Name:    Russell I. Zuckerman
                                     Title :  Senior Vice President, General
                                              Counsel and Secretary


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


     (1) On April 8, 2002, Mpower Holding Corporation (the "Company"), a facilities-based broadband communications provider, Mpower Communications Corp. ("Mpower Communications"), a wholly-owned subsidiary of the Company (together with the Company, the "Debtors"), and Mpower Lease Corporation ("Mpower Leasecorp"), a wholly-owned subsidiary of Mpower Communications, each filed a voluntary petition for relief (collectively, the "Chapter 11 Cases") under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). None of the Company's other direct or indirect subsidiaries were parties to the Chapter 11 Cases or any related bankruptcy, reorganization or liquidation proceedings. The Chapter 11 Cases were jointly administered (Case No 02-11046 (PJW)). On April 8, 2002, the Debtors jointly filed a pre-negotiated plan of reorganization and a disclosure statement with respect to the joint plan of reorganization with the Bankruptcy Court. On May 20, 2002, the Debtors filed the Debtors' First Amended Joint Plan of Reorganization (the "Plan") and a related Debtors' First Amended Disclosure Statement (the "Disclosure Statement") with the Bankruptcy Court. Mpower Leasecorp is not a party to the Plan. The Bankruptcy Court confirmed the Plan at a hearing on July 17, 2002, as modified by the Findings of Fact, Conclusions of Law, and Order Under Section 1129 of the Bankruptcy Code and Rule 3020 of the Bankruptcy Rules Confirming Debtors' First Amended Joint Plan of Reorganization entered by the Bankruptcy Court on the same date (the "Confirmation Order," the Plan as modified by the Confirmation Order is referred to herein as the "Final Plan"). Also, on July 17, 2002, the Bankruptcy Court dismissed the Chapter 11 Case of Mpower Leasecorp, effective as of the Effective Date, as defined below. On July 30, 2002, the Final Plan became effective (the "Effective Date"), and the Debtors emerged from Chapter 11 protection and they are now operating their businesses and properties as reorganized entities (the Company as so reorganized is referred to herein as the "Reorganized Company") pursuant to the terms of the Final Plan. Pursuant to the Final Plan the Common Stock, par value $0.001 per share, the 7.25% Series D Convertible Preferred Stock, the Series C Convertible Preferred Stock and the 13% Serial Notes due 2010 of the Company were each canceled and are no longer issued and outstanding.

     (2) As part of the Final Plan, the Reorganized Company issued shares of its common stock, par value of $0.001 per share (the "New Common Stock") on the Effective Date to the holders of the canceled equity and debt securities described above. A Registration Statement on Form 8-A was filed with the Securities and Exchange Commission on the Effective Date related to the New Common Stock.








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